Mail Stop 4561

April 26, 2007

By U.S. Mail and facsimile to (209) 725-4550.

David A. Heaberlin
Chief Financial Officer
Capital Corp of the West
550 West Main Street
Merced, CA 95340

      Re: **Capital Corp of the West**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 000-27384

Dear Mr. Heaberlin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Statement of Stockholder's Equity, page 55

1.   In future filings, please disclose the gross amount of reclassification adjustments for each classification of comprehensive income. Refer to paragraph 20 of SFAS 130.

Note 16. Derivatives, page 83

2.   In future filings, please disclose the following related to your interest rate swap agreements and any other hedges entered into:

- More clearly disclose the methods used to assess hedge effectiveness, both at inception and on an ongoing basis, including the repricing intervals;

- You state on page 29 that you use "either the dollar offset or regression analysis method" for purposes of assessing effectiveness. Please revise to more clearly disclose which method you used for your existing hedges, and the extent to which a single method was consistently applied for the duration of a hedge.

- More clearly disclose the nature, terms, and amounts of the hedged item, including the timing of repricing dates and interest payments;

- Disclose whether you are hedging each loan individually, or if you are hedging a pool of loans;

- If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SFAS 133, which specifically disallows use of a prime rate as a benchmark interest rate;

- If you are hedging a pool of loans, disclose what the actual hedged item is, i.e. the first benchmark interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 28 and 29 of SFAS 133 to receive hedge accounting; and,

- Disclose how you account for your hedging relationships upon prepayment of the loans, if allowed.

3.   To the extent that you are using other derivative contracts as economic hedges but did not apply the principles of hedge accounting of SFAS 133, please more clearly disclose that fact and quantify the nature, terms, and amounts of such contracts.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us drafts of your proposed revisions and file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief